Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Raven biotechnologies, inc.
Registration Statement File No. 333-148312
Raven biotechnologies, inc. issued the following press release on February 13, 2008:
Raven Announces Completion of Enrollment in the
Phase 1/2a Clinical Trial of RAV12 Therapeutic
Antibody for the Treatment of Adenocarcinomas
South San Francisco, CA — February 13, 2008
Raven biotechnologies, inc., a privately held company focused on the development of monoclonal antibody therapeutics (MAbs) for cancer, today announced that it completed enrollment of patients in the maximum tolerated dose (MTD) cohort expansion segment of its Phase 1/2a trial of RAV12, an anti-cancer monoclonal antibody. The trial enrolled patients with cancers that express the RAAG12 antigen, particularly those of gastrointestinal origin. All patients in the trial have undergone radiographic re-evaluation to assess their response to treatment. Based on this assessment, two patients remain on study drug beyond the original treatment period. A total of four patients received extended therapy in both the original cohort and the expanded cohort of this trial.
“We continue to be pleased with our advances with RAV12 and the indications of its potential therapeutic value.” said George Schreiner, M.D., Ph.D., chief executive officer of Raven biotechnologies.
RAAG12 is a glycotope (sugar structure) that is widely found on the surface of tumor cells of many kinds of cancer, particularly cancers of the gastrointestinal tract (adenocarcinomas of gastroesophageal, pancreatic and colorectal origin). RAV12, Raven’s lead clinical monoclonal antibody drug candidate, targets the RAAG12 antigen.
An analysis of data from this trial is expected in the second or third quarter of this year. The analysis will produce an evaluation of safety, definitive pharmacokinetics, evaluation of immunogenicity, and estimates of efficacy in a refractory patient population.
The appropriate dose and schedule of RAV12 previously was chosen in a dose-escalation segment of the Phase 1/2a trial that involved 33 patients. This trial revealed that a fractionated dosing regimen provided an improved side effect profile for the antibody. The recently concluded MTD
Cohort Expansion segment involved 20 additional patients.
The trial was conducted at five institutions in the United States: The Sarah Cannon Cancer Center
in Nashville, TN; The Fox Chase Cancer Center in Philadelphia, PA; Premiere Oncology in Santa
Monica, CA; Georgetown University Medical Center in Washington, DC; and The University of Miami
Medical Center in Miami, FL.

The RAV12 Phase 2 Program is expected to begin in the first quarter of 2008 when a first patient is enrolled in a study of gemcitabine plus RAV12 for the treatment of patients with metastatic pancreatic cancer. An additional Phase 2 study employing RAV12 is planned to begin in the second half of this year.
About RAV12
RAV12 is a novel, chimeric monoclonal antibody that is directed against a primate-specific glycotope (sugar structure) that is widely displayed on the surfaces of tumor cells, particularly those of gastrointestinal origin (gastroesophageal, pancreatic, and colorectal cancers).
Preclinical studies have demonstrated that RAV12 may kill tumor cells in a number of ways: first, the antibody is directly cytotoxic to a human colon cancer cell line in vitro through induction of oncotic cell death, a form of cell death characterized by cell and organelle swelling and loss of membrane integrity; second, the antibody mediates antibody-dependent cellular cytotoxicity; third, the antibody mediates complement dependent cell killing; and finally, the antibody alters cellular signaling required for cell survival. RAV12 is highly efficacious in human colon, gastric, and pancreatic tumor xenograft models in vivo and has been found to be well tolerated in repeat dose primate toxicology studies.
About GI Cancers
Adenocarcinomas are malignant tumors of the epithelial cells that line glands or viscera. They typically spread by way of the circulatory or lymphatic systems and are poorly treated after metastatic spread. More than 90 percent of colon, stomach and pancreatic tumor specimens express the RAV12 defined antigen, RAAG12. Adenocarcinomas arising elsewhere, such as breast, endometrial, ovarian, lung and prostate, display the antigen at lower frequency.
About Raven
Raven biotechnologies, inc. (www.ravenbio.com) is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven’s discovery process simultaneously identifies cell-surface drug targets and the antibody therapeutics to regulate them. Our focus on biological function allows us to rapidly identify novel target antigens and therapeutic candidates in their native configuration in the intact cell membrane. Our integrated approach is based on proprietary methods for optimizing the production of MAbs targeting cell-surface proteins, including the use of human tissue-specific progenitor and tumor stem cell lines developed at Raven.
To date Raven has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, brain, and ovarian cancer.
Contact:
Stephen Worsley, Business Development
1-650-624-2662 or sworsley@ravenbio.com
Ellen Rose
Availe Communication
1-650-387-8746

About VaxGen
VaxGen is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.
About Raven
Raven biotechnologies, inc. is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven, which is based in South San Francisco, California, has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, brain, and ovarian cancer. Please visit www.ravenbio.com for more information about Raven biotechnologies inc.
Additional Information and Where to Find It
VaxGen has filed a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.